

Mail Stop 3233

November 30, 2017

Via E-mail
William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Platinum Trust
c/o GraniteShares LLC
30 Vesey Street
New York, NY 10007

> **Re: GraniteShares Platinum Trust**
> **Supplemental Response No. 1**
> **Filed November 22, 2017**
> **File No. 333-221325**

Dear Mr. Rhind:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

1. We note your response to comment 1 that you do not believe that the trust has a "beneficial interest" in the agreement between GraniteShares, Inc. and World Platinum Investment Council ("WPIC"). However, you state on page 65 that WPIC will receive a fee based on a percentage of the Fund's net assets in exchange for certain initial payments to the Sponsor to assist with the development, launch and marketing of the Fund by the Sponsor. Please provide a detailed legal analysis explaining why you do not believe the agreement is material to the Fund and/or that the Fund does not have a beneficial interest in this agreement, including specifically describing the initial payments, quantifying the fee and clarifying who will pay the fee. Please also explain

how services for the development, launch and marketing of the Fund are not material to the Fund and do not constitute a beneficial interest.

You may contact Paul Cline at (202)551-3851 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: W. Thomas Conner, Esq. (*via e-mail*)